Filed Pursuant to Rule 433

Registration File No. 333-188071

September 8, 2014

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$650 Million 4.250% Senior Notes due 2024

$550 Million 5.400% Senior Notes due 2044

Issuer:	Kinder Morgan Energy Partners, L.P.

Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)	Negative Watch / Negative Watch / Negative Watch

Security Type:	Senior Unsecured Notes

Pricing Date:	September 8, 2014

Settlement Date (T+3):	September 11, 2014

	4.250% Senior Notes due 2024	5.400% Senior Notes due 2044

Maturity Date:	September 1, 2024	September 1, 2044

Principal Amount:	$650,000,000	$550,000,000

Benchmark:	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark Price / Yield:	99-05 / 2.471%	102-26 / 3.227%

Spread to Benchmark:	+ 180 bps	+ 220 bps

Yield to Maturity:	4.271%	5.427%

Coupon:	4.250%	5.400%

Public Offering Price:	99.832%	99.604%

Optional Redemption:

At any time prior to June 1, 2024, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 30 bps. On or after June 1, 2024, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to March 1, 2044, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 35 bps. On or after March 1, 2044, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2015	March 1 and September 1, commencing March 1, 2015

CUSIP / ISIN:	494550 BV7 / US494550BV76	494550 BW5 / US494550BW59

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC DNB Markets, Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. UBS Securities LLC

Co-Managers:	BBVA Securities Inc. CIBC World Markets Corp. ING Financial Markets LLC Natixis Securities Americas LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649.